Exhibit 4.46

Summary of the Rural Partnership Agreement, entered into on July 26, 2019, in connection with Fazenda Arrojadinho

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company interested in entering into a rural partnership with Agrifirma Bahia Agropecuária Ltda., and Agrifirma Brasil Agropecuária, as the owner of the land.

Purpose: Granting of the possession, for a one-year term, of a total area equivalent to 3,000 useful hectares of Fazenda Arrojadinho for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to approximately 15% of the earnings therefrom (set at an average of 7.5 bags of soybean per hectare) plus an additional bonus equivalent to 50% of the production that exceeds 35 bags of soybean per hectare, and Agrifirma shall be entitled to the remaining 85% of the earnings therefrom.